Exhibit 99.1

ADDENDUM

TO THE

UNIFIED GROCERS, INC. OFFICER RETIREE MEDICAL PLAN

This Addendum sets forth amendments to the terms of the Unified Grocers, Inc. Officer Retiree Medical Plan (the “Plan”), and also identifies changes to the information presented in the Plan’s Summary Plan Description (the “SPD”), which was most recently revised as of January 1, 2012. Effective as of May 31, 2013, this Addendum shall supersede the provisions of the Plan document and SPD to the extent those provisions are inconsistent with the provisions of this Addendum. Capitalized terms not defined in this Addendum shall have the same meanings given to such terms in the Plan and SPD.

Unified Grocers, Inc. (the “Company”) hereby amends the Plan as follows:

Eligibility Provisions. The Company previously closed eligibility to participate in the Plan for any employee that is either hired or that becomes an elected officer on or after September 30, 2012. Therefore, those employees that were elected to their officer positions prior to September 30, 2012 will remain eligible to participate in the Plan, subject to the amendments set forth in this Addendum, provided that such employees remain in continuous service with the Company through their retirement following the attainment of at least 55 years of age and completion of at least 7 years of continuous service with the Company in an elected officer position.

In connection with the Company’s decision to exit sponsorship of the group Medicare-eligible coverage options as described more fully below, effective as of May 31, 2013, no Medicare- eligible retirees and their spouses and domestic partners age 65 or older shall be eligible for coverage under any group Medicare-eligible coverage options after that date.

Base Medical Plan Options. The Company is exiting sponsorship and terminating the group Medicare-eligible coverage options under the Plan, effective as of May 31, 2013. This means that the Plan shall no longer provide Medicare-eligible coverage under any of the Kaiser Permanente or UnitedHealth Secure Horizons Medicare HMO plans or the Anthem Blue Cross PPO Plan, including any Medicare Part D prescription drug benefit available under the Plan, to Medicare-eligible retirees, their spouses and domestic partners age 65 or older after May 31, 2013, and accordingly, their group coverage shall terminate on that date.

Beginning on and after June 1, 2013, the group Medicare-eligible coverage options shall be replaced with access to a Medicare Coordinator Service that will allow Medicare-eligible retirees, their spouses and domestic partners age 65 or older to purchase individual Medicare insurance plans. Under the Medicare Coordinator Service, Medicare-eligible retirees, their spouses and domestic partners age 65 or older will have access to a variety of insurance providers and greater flexibility in selecting an individual insurance plan that suits their specific needs. The individual insurance plan options will include Medicare-supplement/Medigap plans and Medicare Part D prescription drug plans. The Company will continue to contribute towards the cost of Medicare-eligible retiree coverage for retirees, their spouses and domestic partners age 65 or older through the establishment of an account under a “Health Reimbursement Arrangement,” or “HRA” for short, to which the Company will contribute a fixed dollar amount each year that is available to reimburse the retiree for eligible medical expenses, including premiums paid for individual insurance coverage accessed through the Medicare Coordinator Service. Further details regarding the benefits provided under the HRA can be found in the HRA’s Summary Plan Description.

Changes to Officer Retiree Benefits Based on Retirement Date. The following chart describes the Plan design features that will apply based on an eligible officer’s retirement date:

Officer Retiree Benefit Feature	Retire on or before December 31, 2013	Retire after December 31, 2013
Over Age 65 Company contribution	75% of the average Medicare rate based on age, sex and zip code, in a fixed dollar amount	75% of the average Medicare rate based on age, sex and zip code, in a fixed dollar amount

Duration of Company contributions	Lifetime benefit	15 year maximum

Spousal and Domestic Partner Company contribution	Available	Not available

Dependent coverage	Up to age 26	Not available

Spousal death benefit	Three years of HRA Company contribution	Not available

Important Note: The fixed dollar amounts of the Company contribution described in the chart above are subject to change annually.

Effective June 1, 2013, the Company’s officer retiree benefit contribution for Medicare-eligible retirees, their spouses and domestic partners age 65 or older will be provided through the HRA, which is governed by a separate plan document. The Company intends for the Company contribution provided through the HRA to assist Medicare-eligible retirees, their spouses and domestic partners age 65 or older with paying the costs of the individual insurance plan(s) accessed through the Medicare Coordinator Service. Information regarding the benefits provided under the HRA can be found in the HRA’s Summary Plan Description.

Changes to the Executive Medical Reimbursement Plan. As a result of the Company exiting sponsorship and terminating the group Medicare-eligible coverage options under the Plan, Medicare-eligible retirees age 65 or older will no longer receive coverage for medical and prescription drug benefits under the Executive Medical Reimbursement Plan (“EMRP”) after May 31, 2013. For the avoidance of doubt, a “Base Medical Plan” as that term is used under the Plan and SPD shall not include any individual insurance plan(s) accessed through the Medicare Coordinator Service for purposes of determining whether EMRP benefits apply. Following May 31, 2013, Medicare-eligible retirees age 65 or older that are enrolled in group dental and vision coverage available under the Plan will continue to receive dental and vision benefits provided under the EMRP.

Impact of Group Plan Exit on COBRA Continuation Coverage. With respect to any Medicare-eligible surviving spouses age 65 or older of deceased retirees who elected and are currently receiving COBRA continuation coverage under a group Medicare-eligible coverage option, such COBRA continuation coverage will cease as of May 31, 2013 since the Company is exiting sponsorship and terminating the group Medicare-eligible coverage options under the Plan as of that date. Those affected surviving spouses will be provided access to the Medicare Coordinator Service where they can enroll in an individual insurance plan option that suits their specific needs. The Company will provide Company contributions to HRA accounts established on behalf of the affected surviving spouses up to the current subsidy limit, for the remainder of the spousal death benefit period that applies to the affected surviving spouse.

Other than any COBRA rights a surviving spouse may have under the HRA, the Plan will not have any further obligations to provide COBRA continuation coverage for Medicare-eligible retirees and their spouses and domestic partners age 65 or older after May 31, 2013 because the Plan will cease to have any group Medicare-eligible coverage options after that date.

* * * * * *

IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed this Addendum to the Unified Grocers, Inc. Officer Retiree Medical Plan as of the date set forth below, to be effective as first set forth above.

“Company”

UNIFIED GROCERS, INC.

Dated: December 31, 2013	By:	/s/ Robert M. Ling, Jr.
Robert M. Ling, Jr., President & Chief Executive Officer